UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 3, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -
TRADE WIND COMMUNICATIONS	TRWDF

Media Release November 25, 2004

CONNXION LIMITED FILES PROSPECTUS WITH THE AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

SYDNEY, AUSTRALIA - Trade Wind Communication Limited ("TWC") (TRWDF.OB/Pink sheets) announces that its wholly owned subsidiary ConnXion Limited has lodged a prospectus with the Australian Securities & Investment Commission (ASIC) dated 24 November 2004.

The prospectus relates to the offer of 18,000,000 new shares in ConnXion Limited at $0.20 per share to raise $3,6000,000 (Offer). Following the exposure period, which is a period of seven days from the date of lodgement or such other period (not exceeding 14 days after the lodgement date) as ASIC may require, the Offer will then open.

The Offer is subject to TWC shareholders approving the resolutions at the Special Meeting of Shareholders on Monday 13 December 2004 and note holders approving a resolution at a Meeting of Note Holders on Thursday 9 December. If the resolutions are not passed, it is a term of the prospectus that the Offer will not proceed.

Subject to both resolutions being passed by shareholders and note holders, TWC will receive 59,705,628 shares in ConnXion Limited and A$500,000 cash as consideration for the transfer of the Intellectual Property and settlement of the Intercompany loan liability. The share allocation represents approximately 65% of the shares in ConnXion. TWC has offered to redeem note holders and lenders in consideration for the transfer by TWC of shares in ConnXion to be issued to it. Following the redemption of notes and certain lenders as well as the successful completion of the Offer, TWC will then hold approximately 47% of the issued capital in ConnXion meaning that it will no longer be a wholly owned subsidiary of TWC.

For the Board of Directors

Frank Favretto

Executive Chairman

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TRWDF.OTC.BB/Pink sheets) is an innovative technology company and Australia's leading provider of document production and delivery solutions. We deliver critical business documents (i.e. invoices, statements, reminder letters, remittance advices and reports) to customers, shareholders, employees and suppliers across multiple delivery channels including email, fax, SMS and the postal system.

Our products and services produce the highest quality business documents and provide a seamless migration from paper to electronic delivery, resulting in reduced document delivery cost, improved cashflow and enhanced productivity.

Trade Wind Communications Limited trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRWDF". Additional information relating to Trade Wind is on SEDAR at www.sedar.com.

For more information please contact Frank Favretto, Sydney, Australia (61 2) 9250 8888

Web site: http://www.tradewind.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: November 25, 2004

/s/ Frank Favretto
Frank Favretto
Executive Chairman